02041801

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[✓] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No fee required, effective October 7, 1996].
For the fiscal year ended December 31, 2001.

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No fee required].
For the transition period from ___________ to ______________.

Commission file number 2-4468

SEARS 401(K) SAVINGS PLAN
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

SEARS, ROEBUCK AND CO.
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

4

Sears 401(k) Savings Plan

Financial Statements for the
Years Ended December 31, 2001 and 2000,
Supplemental Schedules for the
Year Ended December 31, 2001 and
Independent Auditors' Report

SEARS 401(k) SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Sears 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplementary information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 10, 2002

SEARS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001
(Thousands of Dollars)

		Supplementary Information		
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENTS - At fair value (Notes 3 and 4):				
Sears, Roebuck and Co. common shares	$ 1,179,400	$ 67	$985,087	$194,246
Other common and preferred stock	182,431	182,431		
Registered investment companies	156,995	156,995		
Common/collective trusts	1,531,455	1,531,455		
Collective short-term investment fund	541,623	536,386	5,236	1
Participant-directed brokerage account	43,335	43,335		
Participant notes receivable	1,294	1,294		
Total investments	3,636,533	2,451,963	990,323	194,247
RECEIVABLES:				
Dividend and interest	6,923	1,185	4,703	1,035
Employer contribution	2,436			2,436
Currency contract receivables	7,592	7,592		
Due from brokers and others	1,290	1,290		
Interfund	2,503			2,503
Total receivables	20,744	10,067	4,703	5,974
CASH	75	75		
Total assets	3,657,352	2,462,105	995,026	200,221
LIABILITIES				
ESOP LOAN (Note 4)	37,927			37,927
PAYABLES:				
Interest	586			586
Currency contract payables	7,518	7,518		
Due to brokers and others	2,873	2,586	287	
Interfund	2,503		2,503	
Total payables	13,480	10,104	2,790	586
Total liabilities	51,407	10,104	2,790	38,513
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,605,945	$ 2,452,001	$992,236	$161,708

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000
(Thousands of Dollars)

		Supplementary Information		
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENTS - At fair value (Notes 3 and 4):				
Sears, Roebuck and Co. common shares	$ 940,542	$ 1,842	$720,653	$218,047
Other common and preferred stock	473,337	473,337		
Registered investment companies	12,877	12,877		
Common/collective trusts	1,225,655	1,225,655		
Fixed income securities	307,012	307,012		
Short-term investments - at cost, which approximates fair value	494,490	494,490		
Collective short-term investment fund	51,404	45,098	6,305	1
Participant-directed brokerage account	51,917	51,917		
Participant notes receivable	2,214	2,214		
Total investments	3,559,448	2,614,442	726,958	218,048
RECEIVABLES:				
Dividend and interest	16,570	10,276	4,721	1,573
Employer contribution	8,332			8,332
Currency contract receivables	4,029	4,029		
Due from brokers and others	824	824		
Interfund	2,301			2,301
Total receivables	32,056	15,129	4,721	12,206
COLLATERAL HELD UNDER SECURITIES LENDING AGREEMENTS (Note 6)	79,099	79,099		
Total assets	3,670,603	2,708,670	731,679	230,254
LIABILITIES				
ESOP LOAN (Note 4)	81,909			81,909
LIABILITY TO RETURN COLLATERAL HELD UNDER SECURITIES LENDING AGREEMENTS (Note 6)	79,099	79,099		
PAYABLES:				
Interest	1,260			1,260
Currency contract payables	3,784	3,784		
Due to brokers and others	7,642	7,207	435	
Interfund	2,301		2,301	
Total payables	14,987	10,991	2,736	1,260
Total liabilities	175,995	90,090	2,736	83,169
NET ASSETS AVAILABLE FOR BENEFITS	$3,494,608	$2,618,580	$728,943	$147,085

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
(Thousands of Dollars)

		Supplementary Information		
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENT INCOME:				
Net appreciation (depreciation) in fair value of investments (Note 3)	$ 168,805	$ (163,507)	$270,462	$ 61,850
Dividends	29,643	6,045	18,668	4,930
Interest	38,944	38,644	291	9
Other	927	660	267	
Net investment income (loss)	238,319	(118,158)	289,688	66,789
CONTRIBUTIONS:				
Employee	207,559	189,645	17,914	
Employee - rollover	1,794	1,649	145	
Employer - ESOP loan debt service	27,059			27,059
Total contributions	236,412	191,294	18,059	27,059
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	75,937		75,937	
Shares allocated in lieu of dividends	9,713		9,713	
Total additions	560,381	73,136	393,397	93,848
DEDUCTIONS				
WITHDRAWALS	349,397	238,465	110,932	
INTEREST EXPENSE	3,288			3,288
ADMINISTRATIVE EXPENSE	10,709	9,191	1,518	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	75,937			75,937
Shares allocated in lieu of dividends	9,713			9,713
Total deductions	449,044	247,656	112,450	88,938
NET INCREASE (DECREASE)	111,337	(174,520)	280,947	4,910
FUND TRANSFERS		7,941	(17,654)	9,713
NET ASSETS AVAILABLE FOR BENEFITS:				
January 1	3,494,608	2,618,580	728,943	147,085
December 31	$3,605,945	$2,452,001	$992,236	$161,708

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
(Thousands of Dollars)

		Supplementary Information		
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENT INCOME:				
Net appreciation (depreciation) in fair value of investments (Note 3)	$ (61,061)	$ (184,953)	$ 91,512	$ 32,380
Dividends	34,105	8,403	18,528	7,174
Interest	55,805	55,367	396	42
Other	1,384	1,206	178	
Net investment income (loss)	30,233	(119,977)	110,614	39,596
CONTRIBUTIONS:				
Employee	201,532	185,410	16,122	
Employee - rollover	1,447	1,382	65	
Employer - ESOP loan debt service	53,067			53,067
Total contributions	256,046	186,792	16,187	53,067
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	74,754		74,754	
Shares allocated in lieu of dividends	8,753		8,753	
Total additions	369,786	66,815	210,308	92,663
DEDUCTIONS				
WITHDRAWALS	522,367	403,042	119,325	
INTEREST EXPENSE	6,895			6,895
ADMINISTRATIVE EXPENSE	11,799	10,573	1,226	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	74,754			74,754
Shares allocated in lieu of dividends	8,753			8,753
Total deductions	624,568	413,615	120,551	90,402
NET INCREASE (DECREASE)	(254,782)	(346,800)	89,757	2,261
FUND TRANSFERS		907	(9,708)	8,801
NET ASSETS TRANSFERRED FROM SEARS SUBSIDIARY PLANS AT FAIR VALUE (Note 1):	6,647	6,643	4	
NET ASSETS AVAILABLE FOR BENEFITS:				
January 1	3,742,743	2,957,830	648,890	136,023
December 31	$3,494,608	$2,618,580	$728,943	$147,085

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. (the "Company") established The Savings and Profit Sharing Fund of Sears Employees (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated July 1, 1916. The Plan Document has been amended and restated from time to time and the Plan renamed to Sears 401(k) Savings Plan. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Company has designated itself as the Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). State Street Bank and Trust Company serves as trustee for the Plan. CitiStreet, a joint venture of State Street Corporation and Citigroup, serves as the Plan recordkeeper. Prior to April 1, 2000, State Street Bank and Trust Company served as recordkeeper for the Plan.

The Investment Committee, consisting of employees of the Company, manages and controls the investment of the assets of the Plan. Morgan Guaranty Trust has been appointed by the Investment Committee as the named fiduciary and an investment manager as of September 10, 2001, with authority relating to the acquisition, retention and disposition of Plan assets. Prior to that date, Sears Investment Management Co., a wholly owned subsidiary of the Company, was the appointed investment manager. Sears Investment Management Co., by appointment of the Investment Committee, continues to be the investment manager for the Employee Stock Ownership Plan feature of the Plan and the Sears Stock Fund.

Certain expenses incurred in connection with the operation of the Plan are paid from Plan assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Plan assets. Compensation to members of the Investment Committee is paid by the Company.

Eligibility - Effective August 1, 2001, a full-time or part-time employee of the Company or designated affiliate of the Company is eligible for participation on the first day of the third month following the date of hire. Prior to August 1, 2001, participation commenced after a year of service. A year of service is defined as a 12-month period beginning on the date of hire or a subsequent calendar year within which an employee is credited with at least 1,000 hours of service. In addition to meeting the service requirement prior to August 1, 2001, an employee must have attained the age of 21 before participation could commence.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by making contributions to the Plan. Participants may contribute up to 21 percent of eligible annual compensation through a combination of pre-tax and after-tax contributions. Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Stock Fund, which invests principally in Sears stock; the Balanced Fund; the Money Market Fund; the Domestic Bond Fund; the S&P 500 Equity Fund; the Domestic Equity Fund; the International

Equity Fund; and the Self-Managed Brokerage Fund, through which a participant may invest in any number of mutual funds, common stock and other investments. Participants are fully vested in their contributions and earnings thereon.

The Employee Stock Ownership Plan, which is described below, includes Sears shares funded by a loan. Some of the shares have not yet been allocated to participants and are reported in the ESOP Company Shares Fund (Unallocated). Sears shares that have been allocated are included and reported in the Sears Stock Fund.

The Sears Logistical Services Inc. 401(k) Plan for Participating Subsidiaries and the MaxServ 401(k) Retirement Savings Plan were merged with the Plan on March 1, 2000 and April 1, 2000, respectively. All assets, including participant loan funds, were transferred to the Plan. Participants make loan repayments to the Plan. New participant loans from the plan are not allowed.

Employee Stock Ownership Plan ("ESOP") - On December 20, 1989, an ESOP feature was added to the Plan. The ESOP includes all company match and after-tax contributions and earnings thereon, even those made prior to 1989. Pursuant to the ESOP, the Plan had a program to purchase up to $800 million worth of Company common shares. The purchases were funded by a loan (the "ESOP Loan") from the Company (see Note 4).

The purchased shares are expected to fund a portion of the Company's contribution. Shares not yet allocated to participants are held in a suspense account of the ESOP trust and serve as collateral on the loan. Each year, dividends on shares held in the suspense account and, to the extent so directed by the Company, dividends on shares allocated to the accounts of participants, together with earnings thereon, are used to pay principal and interest on the ESOP Loan. The Company makes additional contributions to the ESOP in amounts which, together with the aforementioned dividends and earnings, are sufficient to make all scheduled payments of principal and interest on the ESOP Loan for that year. A portion of the shares is then released from the suspense account and allocated to participants, based upon the ratio of principal and interest paid for that year on the ESOP Loan to the amount of principal and interest payable on the ESOP Loan for that and all future years. To the extent that dividends on shares allocated to the accounts of participants have been used to service the ESOP Loan, the accounts of such participants are credited with shares released from the suspense account having a fair market value equivalent to the value of the dividends. Shares vest fully upon allocation.

Employer Contributions - The Company contribution is fixed at 70 percent of the first five percent of compensation deferred by employees. The Company contribution may be paid in cash or Company shares. Cash contributions are subsequently used to acquire Company shares. A participant's interest in Company contributions is fully vested. Effective August 1, 2001, to be eligible for the Company contribution, a participant must have one year of service.

Termination of Participation - Participation in the Plan ceases after termination of employment, except those participants terminating with account balances in excess of $5,000 who request deferral of distribution remain participants.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings thereon and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance as of the latest posted valuation preceding the date on which payment is made. Partial withdrawals are permitted under the Plan Document and do not terminate participation but are subject to restrictions on participant balances. In addition, the account of a participant who terminates or dies prior to December 31 is entitled to receive the actual Company contribution after the year-end of the year in which termination of employment or death occurs if certain age and service requirements are met.

Termination of Participation by an Employer - If any employer (other than the Company) whose employees are Plan participants is judicially declared bankrupt or insolvent, or ceases to be a member of the controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) that includes the Company, or if any employer or a division of any employer is excluded from participation in the Plan, the assets of the Plan attributable to the employees of such employer, who do not become employees of the Company or of any other participating employer, shall be paid from their respective account to the extent permitted by the Internal Revenue Code.

Termination of the Plan - The Company's Board of Directors may, at any time, terminate the Plan or discontinue the Company's contribution to the Plan subject to the provisions of ERISA. After the announcement of such termination or discontinuance, no new participants may join the Plan and the assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan financial statements are prepared using the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investments - Security transactions are recorded in the financial statements on a trade date basis.

Valuation of Investments - Quoted market prices are used to determine the fair value of investments except for short-term investments, which are generally valued at cost. Short-term investments include certificates of deposit and commercial paper. The cost of short-term investments and the recorded interest receivable approximate fair value.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Reclassifications - The provisions of AICPA Statement of Position 99-3, *Accounting and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters* ("SOP 99-3"), were adopted in the Plan's December 31, 2001 financial statements. SOP 99-3 eliminated the requirement to report by-fund information for participant-directed funds. Prior year financial statements were conformed to current year presentation. Certain investment and other balances in the prior year financial statements have also been reclassified to conform to the presentation adopted in the current year.

New Accounting Pronouncement - Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), was effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, established accounting and reporting standards for derivative instruments. The Plan adopted SFAS 133 in the 2001 financial statements. The adoption of SFAS 133 did not have a significant impact on net assets available for benefits or changes in net assets available for benefits of the Plan.

3. INVESTMENTS

The following table presents the fair value of investments and their net change in value (including gains and losses on investments bought and sold, as well as held during the year):

(Thousands of Dollars)	2001 Fair Value	2001 Net Change in Fair Value	2000 Fair Value	2000 Net Change in Fair Value
Sears, Roebuck and Co. common shares	$ 1,179,400	$ 332,306	$ 940,542	$ 123,982
Other common stock	182,431	(95,234)	473,337	(41,077)
Registered investment companies	156,995	31,003	12,877	(1,967)
Common/collective trusts	1,531,455	(100,689)	1,225,655	(132,684)
Corporate notes, debentures, bonds		5,554	92,033	1,564
Government backed and Government agency bonds		5,538	139,633	5,448
Government bonds		707	38,992	2,333
Foreign and yankee bonds		1,144	36,354	2,495
Short-term investments			494,490	
Collective short-term investment fund	541,623		51,404	
Participant-directed brokerage account	43,335	(12,793)	51,917	(22,162)
Participant notes receivable	1,294		2,214	
Futures contracts and others		1,269		1,007
Total	$ 3,636,533	$ 168,805	$ 3,559,448	$ (61,061)

The Plan's investments which exceeded 5% of the net assets available for benefits at December 31, 2001 and 2000 are as follows:

(Thousands of Dollars)	2001	2000
Sears, Roebuck and Co. common shares *	$ 1,179,400	$ 940,542
State Street Bank & Trust Short-Term Investment Fund	541,623	
State Street Bank & Trust Bond Market Index Securities Lending Fund	433,833	
State Street Bank & Trust S&P 500 Flagship Fund	703,629	575,355

* Partially non-participant directed

Certain Plan investments are shares of registered investment companies and common/collective trusts managed by State Street Bank and Trust Company ("State Street"). State Street is trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to State Street for investment management services were $1.6 million and $2.8 million for the years ended December 31, 2001 and 2000, respectively.

The Plan has participated in a securities lending program through State Street, the Plan's custodian bank, whereby the Plan's investment securities, along with those of other trusts (ERISA and non-ERISA), were loaned to investment brokers for a fee. Securities so loaned were fully collateralized by cash, letters of credit, and securities issued or guaranteed by the U.S. government or its agencies. The cash collateral received for securities on loan was pooled among all other trusts with the same investment guidelines, with each trust having an undivided interest in the pool. The Plan's interest in the pool was equal to the current value plus margin requirements for all securities on loan by the trust, as a percentage of the total market value plus margin requirements of all of the trusts in the same investment vehicle. At December 31, 2000, $76.6 million of the Plan's securities were on loan under these programs. The current value of the collateral received as a percentage of the total current value of the securities on loan by all ERISA trusts participating in these programs was approximately 103% at the end of 2000. There were no securities on loan at December 31, 2001. Income from this program was $0.3 million in 2001 and $0.2 million in 2000.

4. ESOP LOAN

The original ESOP Loan agreement provided for the loan to be repaid over a 15-year period through 2004 at an interest rate of 9.2%. Effective June 26, 1998, the remaining balance of the loan was refinanced. The interest rate was reduced from 9.2 percent to 6.1 percent per annum and the term was extended from 2004 to 2024. During 2001, principal payments of $44.0 million were made. After principal payments of $5.4 million are paid during the first quarter of 2002, there are no scheduled principal payments of the loan for the next five years. The balance of $32.5 million will be paid thereafter.

At December 31, the following allocated and unallocated ESOP investment in Sears, Roebuck and Co. common shares was held by the Plan:

(Thousands of Dollars)	2001 Allocated	2001 Unallocated	2000 Allocated	2000 Unallocated
Number of shares	10,786,638	4,077,380	10,027,084	6,274,730
Cost	$ 177,295	$ 62,255	$ 167,471	$ 95,804
Fair value	$ 513,875	$ 194,246	$ 348,441	$ 218,047

5. INCOME TAXES

In the Plan's latest determination letter, which is dated April 22, 1996, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Foreign Currency Exchange Contracts - The Plan enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Plan's foreign equity and fixed income investments. The terms of these contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

The Plan reflects the fair value of all forward contracts as an asset or liability in the Plan's financial statements. The fair values associated with the foreign currency contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the statements of net assets available for benefits, forward contracts to purchase foreign currency are shown as currency contract payables and forward contracts to sell foreign currency are shown as currency contract receivables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts - The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2001 and 2000, the Plan was a party to futures contracts held for trading purposes for the Standard & Poor's ("S&P") 500 index, S&P BARRA Value index, S&P BARRA Growth index, U.S. Treasury Bonds and U.S. Treasury Notes. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. At December 31, 2001, no deposits were held by the Plan's brokers as there were no futures contracts held by the Plan. At

December 31, 2000, U.S. Treasury bills owned and included in the investments of the Plan with a value of $0.3 million were held by the Plan's brokers as performance security on futures contracts.

At December 31, 2000, the Plan had futures contracts to purchase (sell) S&P 500 index and U.S. Treasury Bonds contracts with notional amounts of approximately $4.0 million and ($4.0 million), respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statements of net assets available for benefits are zero at December 31, 2000 as settlements are by cash daily, with the associated payment or receipt of cash to settle these daily changes in value on the next business day. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments. Unsettled contract amounts due to the Plan from brokers and due to brokers from the Plan as of December 31, 2000 were deminimus.

* * * * * *

APPENDIX A

Schedule of Assets (Held At End of Year)

SEARS 401(K) SAVINGS PLAN

APPENDIX A

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2001

		Cost		Market	
	Shares	Per Share	Total	Per Share	Total
COMMON STOCK:					
* SEARS, ROEBUCK AND CO.:	24,756,515	$ 20.6872	$ 512,141,845	$ 47.6400	$ 1,179,400,375
OTHER COMMON AND PREFERRED STOCK:					
ALCOA INC	43,900	$ 29.2880	$ 1,285,745	$ 35.5500	$ 1,560,645
ALCOA INC	1,600	29.1753	46,681	35.5500	56,880
AMERICAN ELEC PWR INC	4,300	43.9866	189,142	43.5300	187,179
AMERICAN EXPRESS CO	46,100	27.4804	1,266,848	35.6900	1,645,309
AMERICAN HOME PRODUCTS CORP	31,955	57.5037	1,837,530	61.3600	1,960,759
ANADARKO PETE CORP	78,080	55.6158	4,342,479	56.8500	4,438,848
ANADARKO PETE CORP	28,600	45.8997	1,312,732	56.8500	1,625,910
ANHEUSER BUSCH COS INC	61,175	42.2534	2,584,849	45.2100	2,765,722
ANHEUSER BUSCH COS INC	600	42.9700	25,782	45.2100	27,126
AOL TIME WARNER INC	106,190	41.4068	4,396,988	32.1000	3,408,699
AOL TIME WARNER INC	45,800	32.2476	1,476,940	32.1000	1,470,180
APACHE CORP	34,870	35.8891	1,251,454	49.8800	1,739,316
APPLE COMPUTER	78,000	15.1500	1,181,700	21.9000	1,708,200
APPLIED MATERIALS INC	77,025	38.7047	2,981,227	40.1000	3,088,703
ASML HOLDING NV	128,710	20.9492	2,696,366	17.0500	2,194,506
AT + T CORP	12,600	17.7070	223,108	18.1400	228,564
BANK AMER CORP	23,900	55.0500	1,315,695	62.9500	1,504,505
BANK AMER CORP	1,000	63.3100	63,310	62.9500	62,950
BANK NEW YORK INC	80,275	43.8068	3,516,588	40.8000	3,275,220
BLACK + DECKER CORPORATION	2,900	37.0600	107,474	37.7300	109,417
BOEING CO	4,800	37.1200	178,176	38.7800	186,144
BURLINGTON NORTHN SANTA FE	9,100	24.6842	224,626	28.5300	259,623
CABLEVISION NY GROUP CLASS A	53,545	58.0726	3,109,495	47.4500	2,540,710
CABLEVISION SYS CORP	66,114	22.2890	1,473,615	24.7000	1,633,016
CATERPILLAR INC	29,200	44.0969	1,287,630	52.2500	1,525,700
CATERPILLAR INC	6,100	44.1629	269,394	52.2500	318,725
CHEVRONTEXACO CORP	17,800	90.5873	1,612,455	89.6100	1,595,058
CIGNA CORP	1,800	80.3256	144,586	92.6500	166,770
* CITIGROUP INC	134,220	47.7968	6,415,283	50.4800	6,775,426
* CITIGROUP INC	31,400	39.3587	1,235,864	50.4800	1,585,072
* CITIGROUP INC	2,400	39.4050	94,572	50.4800	121,152
COLGATE PALMOLIVE CO	38,975	56.4312	2,199,407	57.7500	2,250,806
COMCAST CORP	158,170	38.2403	6,048,462	36.0000	5,694,120
CONAGRA INC	62,200	23.3691	1,453,559	23.7700	1,478,494
CONOCO INC	54,000	24.3302	1,313,833	28.3000	1,528,200
DELTA AIR LINES INC	1,100	24.9968	27,496	29.2600	32,186
DISNEY WALT CO	66,100	17.5998	1,163,344	20.7200	1,369,592
DOMINION RES INC VA NEW	25,700	59.0020	1,516,351	60.1000	1,544,570
DU PONT E I DE NEMOURS + CO	6,200	36.1348	224,036	42.5100	263,562
DUKE ENERGY CO	20,100	36.6886	737,441	39.2600	789,126
EASTMAN KODAK CO	10,400	32.1925	334,802	29.4300	306,072
ENTERGY CORP	700	33.6600	23,562	39.1100	27,377
EQUITY OFFICE PPTYS TR	25,600	30.7276	786,628	30.0800	770,048
EQUITY RESIDENTIAL PPTYS TR	26,200	28.4100	744,342	28.7100	752,202
EXELON CORP	3,500	45.8900	160,615	47.8800	167,580
EXXON MOBIL CORP	28,225	39.7192	1,121,074	39.3000	1,109,243
EXXON MOBIL CORP	40,000	36.2881	1,451,523	39.3000	1,572,000
EXXON MOBIL CORP	8,600	36.3921	312,972	39.3000	337,980
FEDERAL NATL MTG ASSN	64,040	77.9459	4,991,658	79.5000	5,091,180
FIRST TENN NATL CORP	21,300	31.7748	676,803	36.2600	772,338
FIRSTENERGY CORP	43,900	35.0838	1,540,181	34.9800	1,535,622
FLEXTRONICS INTERNATIONAL	140,080	18.8062	2,634,377	23.9900	3,360,519
FLUOR CORP NEW	43,665	43.7684	1,911,147	37.4000	1,633,071
GENENTECH INC	101,040	50.6856	5,121,269	54.2500	5,481,420

* Sponsored by a party-in-interest.

SEARS 401(K) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2001

		Cost		Market	
	Shares	Per Share	Total	Per Share	Total
GENERAL DYNAMICS CORP	3,300	85.3900	281,787	79.6400	262,812
GENERAL ELECTRIC CO	133,770	44.3721	5,935,659	40.0800	5,361,502
GENERAL ELECTRIC CO	2,100	38.3600	80,556	40.0800	84,168
GENERAL MOTORS CORP	33,600	40.7438	1,368,991	48.6000	1,632,960
GENERAL MOTORS CORP	6,200	43.9752	272,646	48.6000	301,320
GEORGIA PACIFIC CORP	54,500	28.0132	1,526,720	27.6100	1,504,745
HALLIBURTON CO	13,300	12.8900	171,437	13.1000	174,230
HARTFORD FINANCIAL SVCS GRP	2,700	55.6951	150,377	62.8300	169,641
HEINZ H J CO	37,100	41.6235	1,544,233	41.1200	1,525,552
HEWLETT PACKARD CO	73,100	17.1311	1,252,284	20.5400	1,501,474
HONEYWELL INTL INC	57,140	31.0395	1,773,599	33.8200	1,932,475
INTERNATIONAL BUSINESS MACHINES	13,000	91.3416	1,187,440	120.9600	1,572,480
INTERNATIONAL PAPER CO	1,600	33.6423	53,828	40.3500	64,560
KEYCORP NEW	65,200	23.3078	1,519,670	24.3400	1,586,968
LEHMAN BROTHERS HLDGS INC	1,300	56.8877	73,954	66.8000	86,840
LIBERTY MEDIA CORP NEW	368,385	13.4676	4,961,251	14.0000	5,157,390
LIMITED INC	11,100	10.1087	112,207	14.7200	163,392
LINEAR TECHNOLOGY CORP	84,740	48.4397	4,104,782	39.0400	3,308,250
MAY DEPT STORES CO	3,300	33.7952	111,524	36.9800	122,034
MCDONALDS CORP	5,900	26.3268	155,328	26.4700	156,173
MERCK + CO INC	1,200	57.2300	68,676	58.8000	70,560
METLIFE INC	53,700	26.9550	1,447,481	31.6800	1,701,216
METRO GOLDWYN MAYER INC NEW	44,325	18.8398	835,076	21.9000	970,717
MGM MIRAGEINC	104,860	24.5473	2,574,029	28.8700	3,027,308
MICROSOFT CORP	99,035	60.0115	5,943,235	66.2500	6,561,069
MINNESOTA MNG + MFG CO	2,700	93.7077	253,011	118.2100	319,167
MORGAN STANLEY DEAN WITTER+CO	34,210	59.8087	2,046,056	55.9400	1,913,707
NABORS INDUSTRIES INC	45,100	18.6600	841,566	34.3300	1,548,283
NOKIA CORP	202,855	29.1701	5,917,303	24.5300	4,976,033
NORFOLK SOUTHN CORP	3,200	18.7700	60,064	18.3300	58,656
ORACLE CORP	141,910	15.2190	2,159,725	13.8100	1,959,777
PFIZER INC	140,950	40.8310	5,755,136	39.8500	5,616,857
PHILIP MORRIS COS INC	33,700	46.7614	1,575,858	45.8500	1,545,145
PHILIP MORRIS COS INC	4,200	47.0006	197,402	45.8500	192,570
PROGRESS ENERGY INC	35,900	41.4344	1,487,494	45.0300	1,616,577
PRUDENTIAL FINL INC	53,200	29.4516	1,566,824	33.1900	1,765,708
QWEST COMMUNICATIONS INTL INC	109,695	25.8084	2,831,051	14.1300	1,549,990
ROCKWELL INTL CORP NEW	6,400	15.3547	98,270	17.8600	114,304
SARA LEE CORP	1,200	20.7088	24,851	22.2300	26,676
SBC COMMUNICATIONS INC	8,200	45.3617	371,966	39.1700	321,194
SCHERING PLOUGH CORP	52,820	36.8157	1,944,603	35.8100	1,891,484
SCHWAB CHARLES CORP	150,175	18.1483	2,725,419	15.4700	2,323,207
SINGAPORE TELECOM WI	13,000	0.9366	12,176	0.9532	12,391
SOUTHERN CO	12,100	23.9896	290,274	25.3500	306,735
SUNTRUST BKS INC	23,200	64.0041	1,484,896	62.7000	1,454,640
SYMBOL TECHNOLOGIES INC	108,180	14.5235	1,571,149	15.8800	1,717,898
TEXAS INSTRUMENTS INC	67,680	36.0962	2,442,989	28.0000	1,895,040
TRW INC	42,200	33.2135	1,401,609	37.0400	1,563,088
TYCO INTL LTD	27,100	44.1800	1,197,278	58.9000	1,596,190
TYCO INTL LTD	1,900	44.3055	84,181	58.9000	111,910
UNION PACIFIC CORP	28,000	45.5900	1,276,519	57.0000	1,596,000
UNITED TECHNOLOGIES CORP	26,400	45.5598	1,202,778	64.6300	1,706,232
UNITED TECHNOLOGIES CORP	2,500	62.9100	157,275	64.6300	161,575
US BANCORP DEL	1,400	21.3452	29,883	20.9300	29,302
VERIZON COMMUNICATIONS	30,400	53.4174	1,623,888	47.4600	1,442,784
VIACOM INC	129,920	44.8328	5,824,678	44.1500	5,735,968
VODAFONE GROUP PLC NEW	16,290	31.5691	514,261	25.6800	418,327
WAL MART STORES INC	41,250	49.3601	2,036,105	57.5500	2,373,937
WALGREEN CO	67,185	33.2647	2,234,886	33.6600	2,261,447

* Sponsored by a party-in-interest.

SEARS 401(K) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2001

		Cost		Market	
	Shares	Per Share	Total	Per Share	Total
WASHINGTON MUT INC	50,700	35.7052	1,810,252	32.7000	1,657,890
WELLPOINT HEALTH NETWORKS INC	13,700	105.4000	1,443,980	116.8500	1,600,845
WEYERHAEUSER CO	5,000	49.5344	247,672	54.0800	270,400
WILLIAMS COS INC	5,700	23.0100	131,157	25.5200	145,464
TOTAL OTHER COMMON AND PREFERRED STOCK			$ 179,024,471		$ 182,430,576
REGISTERED INVESTMENT COMPANIES:					
MFS INSTITUTIONAL ADVISORS	3,106,610	$ 17.2329	$ 53,535,855	$ 20.6000	$ 63,996,162
* STATE STREET GLOBAL ADVISORS FUNDS	3,173,913	6.9000	21,900,000	8.8500	28,089,130
TCW GALILEO FUNDS INC	3,441,674	14.6909	50,561,391	18.8600	64,909,980
TOTAL REGISTERED INVESTMENT COMPANIES			$ 125,997,246		$ 156,995,272
COMMON COLLECTIVE TRUSTS:					
STATE STREET BANK & TRUST					
* BOND MARKET INDEX SL	7,527,259	$ 14.8433	$ 111,729,309	$ 14.8170	$ 111,531,403
* BOND MARKET INDEX SL	21,752,132	14.7733	321,351,537	14.8170	322,301,346
* RUSSELL 1000 VALUE SL	1,562,669	28.0678	43,860,654	28.4040	44,386,045
* S + P 500 FLAGSHIP FUND	1,021,716	177.2826	181,132,436	198.5390	202,850,392
* S + P 500 FLAGSHIP FUND	2,522,320	185.2998	467,385,504	198.5390	500,778,928
* DAILY EAFE SECURITIES LENDING	10,495,531	9.5195	99,911,694	8.8380	92,759,501
* MATRIX STOCK FUND	740,266	160.7879	119,025,883	150.8640	111,679,528
* INTL GROWTH OPPORTUNITIES	2,895,869	9.5425	27,633,776	11.3530	32,876,805
STATE STREET GLOBAL ADVISORS					
* DAILY MSCI PROVISIONAL EU	8,504,495	8.3191	70,750,000	9.8520	83,786,288
* DAILY MSCI PROVISIONAL JP	2,461,726	9.4649	23,300,000	8.6250	21,232,387
* DAILY MSCI PROVISIONAL PA	725,515	8.2011	5,950,000	10.0240	7,272,565
TOTAL COMMON COLLECTIVE TRUSTS			$ 1,472,030,793		$ 1,531,455,188
COLLECTIVE SHORT-TERM INVESTMENT FUND:					
STATE STREET BANK AND TRUST					
* SHORT TERM INVESTMENT FUND	5,416,225	$ 100.0000	$ 541,622,532	$ 100.0000	$ 541,622,532
TOTAL COLLECTIVE SHORT-TERM INVESTMENT FUND			$ 541,622,532		$ 541,622,532
PARTICIPANT-DIRECTED BROKERAGE ACCOUNT ASSETS			**		$ 43,335,431
***PARTICIPANT LOANS**	7 - 9.8% Due	2002 - 2014	$ 1,294,418		$ 1,294,418
TOTAL INVESTMENTS					$ 3,636,533,792

* Sponsored by a party-in-interest.

** Cost information is not required for participant-directed investments.

APPENDIX B

Schedule of Assets (Acquired and Disposed of Within Year)

SEARS 401(k) SAVINGS PLAN

APPENDIX B

SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2001

The following is a listing of investment assets acquired and disposed of within 2001, which according to Section 2520.103-11 of the Rules and Regulations for reporting and disclosure promulgated by The Department of Labor, are considered to be assets held for investment purposes.

	Sale/ Maturity Date	Par Value	Cost	Proceeds From Disposition
ABN AMRO	10/02/01	$ 8,250,000	$ 8,108,141	$ 8,173,733
AIG FDG INC	10/05/01	10,000,000	9,919,460	9,962,968
ABBEY NATIONAL	08/09/01	6,200,000	6,125,374	6,125,374
AMERICAN EXPRESS CREDIT CORP YR3+4	10/02/01	5,000,000	4,921,603	4,955,801
AMERICAN GENERAL FINANCE	10/02/01	21,000,000	20,855,808	20,952,292
AMERICAN GENERAL CORPORATION	10/02/01	16,000,000	15,865,486	15,879,875
ATLANTIS ONE FDG CORP	10/02/01	5,000,000	4,934,940	4,963,472
BAYER CORPORATION	10/02/01	81,000,000	80,953,192	80,976,351
BECTON DICKINSON & CO.	10/02/01	40,989,000	40,742,358	40,802,372
BECTON DICKINSON & CO.	05/16/01	10,000,000	9,832,069	9,832,069
BRITISH COLUMBIA PROVINCE	06/11/01	5,600,000	5,533,270	5,533,270
BROWN FORMAN CORP YR1+2	08/24/01	8,865,000	8,843,931	8,843,931
BROWN FORMAN CORP YR3+4	08/08/01	5,000,000	4,944,090	4,944,090
CANADIAN WHEAT BOARD	10/02/01	20,000,000	19,701,579	19,798,690
CIESCO LP	08/27/01	5,000,000	4,969,167	4,969,167
COCA COLA CO	08/28/01	5,000,000	4,961,767	4,961,767
DEERE & CO.	10/02/01	45,000,000	44,564,086	44,604,442
JOHN DEERE B V	10/02/01	10,000,000	9,943,571	9,961,965
DEUTSCHE BANK FINA	04/16/01	5,000,000	4,926,981	4,926,981
DEUTSCHE BANK AG NY	06/04/01	10,000,000	10,000,000	10,000,000
DEUTSCHE BK FINL	10/02/01	10,000,000	9,863,896	9,941,500
WALT DISNEY CO	09/04/01	18,000,000	17,733,879	17,733,879
DRESDNER BANK AG NY	07/06/01	6,000,000	6,000,000	6,000,000
EXXON IMPERIAL US INC	07/03/01	20,000,000	19,997,711	19,997,711
FORD MOTOR CREDIT CO YR1+2	04/06/01	5,000,000	4,952,444	4,952,444
FORD CREDIT EUROPE PLC	08/24/01	10,000,000	9,918,013	9,918,013
GANNETT INC	10/02/01	10,000,000	9,966,944	9,993,778
GENERAL ELECTRIC CAP CORP	10/02/01	4,000,000	3,933,107	3,966,979
KOCH INDUSTRIES	09/05/01	40,000,000	39,995,861	39,995,861
MCDONALDS CORP YR1+2	09/06/01	4,540,000	4,537,238	4,537,238
MONSANTO	10/02/01	16,866,000	16,621,920	16,689,969
NESTLE CAP CORP YR1+2	04/17/01	10,000,000	9,998,564	9,998,564
NEW YORK LIFE CAP CORP	10/02/01	42,000,000	41,788,809	41,863,941
PACCAR FINANCIAL CORP YR1+2	08/02/01	5,600,000	5,598,787	5,598,787
PRIVATE EXPORT FDG CORP	08/07/01	5,000,000	4,917,847	4,917,847
PRUDENTIAL FDG CORP	10/02/01	10,000,000	9,965,972	9,994,653
PRUDENTIAL FDG CORP	09/17/01	31,000,000	30,598,792	30,598,792
RECEIVABLES CAP CORP	09/12/01	15,077,000	14,941,927	14,941,927
SBC COMMUNICATIONS INC	10/01/01	5,000,000	4,942,167	4,976,528
SARA LEE CORP	08/01/01	20,000,000	19,997,844	19,997,844
TRIBUNE CO YR1+2	05/30/01	3,900,000	3,851,445	3,851,445
UBS FIN INC YR1+2	09/05/01	75,379,000	75,107,176	75,107,176
UNILEVER CAP CORP	06/22/01	6,800,000	6,720,072	6,720,072

APPENDIX C

Schedule of Reportable Transactions

SEARS 401(k) SAVINGS PLAN

APPENDIX C

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 SCHEDULE H, Part IV, Line 4j
FOR THE YEAR ENDED DECEMBER 31, 2001

The following series of transactions by the Plan in 2001 involved an amount exceeding 5% of the current value of the Plan's *assets at January 1, 2001:*

	Total Number		Dollar Value (000)		
	Purchases	Sales	Purchases	Sales	Net Gain/ (Loss)
SEARS, ROEBUCK AND CO. COMMON SHARES	6	171	$ 6,697	$ 79,775 (1)	
STATE STREET BANK AND TRUST CO. SHORT TERM INVESTMENT FUND	1,224	1,153	1,356,838	866,618	
BOND MARKET FUND	47	174	32,635	151,225	4,518
BOND MARKET INDEX FUND	57	37	445,709	12,685	57
S&P 500 FLAGSHIP FUND	111	213	269,480	94,232	(7,199)

(1) In addition, 507,458 Sears, Roebuck and Co. shares were issued to withdrawing participants at a quoted market price of $20,368,920 and a cost to the Plan of $11,801,709; 521,615 shares were repurchased by the Plan at an aggregate quoted market price of $22,392,045.

The following single transactions by the Plan in 2001 involved an amount exceeding 5% of the current value of the Plan's assets at January 1, 2001:

			Dollar Value (000)		
	Purchase Price	Sales Price	Cost of Asset	Current Value on Transaction Date	Net Gain/ (Loss)
STATE STREET BANK AND TRUST CO. SHORT TERM INVESTMENT FUND	100.00		295,607	295,607	
BOND MARKET INDEX FUND	14.77		178,314	178,314	

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-56272 of Sears, Roebuck and Co. on Form S-8 of our report dated May 10, 2002, appearing in the Annual Report on Form 11-K of Sears 401(k) Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

June 24, 2002